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04004390

SECURITI... ...SSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAR 1 2004 158

| SEC FILE NUMBER |
|---|
| 8- 24255 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rosenblatt Securities Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Broad Street, 26th Floor
(No. and Street)

| New York | New York | 10005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard A. Rosenblatt (212) 943-5225
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roy A. Abramowitz, CPA
(Name – *if individual, state last, first, middle name*)

| 420 Lexington Avenue, Suite 2620 | New York | New York | 10170 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Richard A. Rosenblatt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rosenblatt Securities Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN RICHEL
Notary Public, State of New York
No. 01RI4925997
Qualified in Kings County
Commission Expires April 4, 2006

Signature

President
Title

Robin Richel
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECEIVED
MAR - 1 2004
158

# ROSENBLATT SECURITIES INC.

## REPORT ON STATEMENT OF FINANCIAL CONDITION

## AS OF DECEMBER 31, 2003

ROY A. ABRAMOWITZ & CO.
Certified Public Accountants
NEW YORK, NEW YORK

ROSENBLATT SECURITIES INC

INDEX

ROY A. ABRAMOWITZ, C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
TAX AND INVESTMENT CONSULTANT

TEL: 212-683-9040
FAX: 212-931-8720
CT. OFFICE: 203-972-7769
E-MAIL: RAbramo875@aol.com

# INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Rosenblatt Securities Inc.

I have audited the accompanying statement of financial condition of Rosenblatt Securities Inc.(the Company) (an S Corporation) as of December 31, 2003. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rosenblatt Securities Inc. as of December 31, 2003, in conformity with generally accepted accounting principles.

Roy A. Abramowitz, CPA

Roy A. Abramowitz & Co.
New York, New York
February 26, 2004



420 LEXINGTON AVENUE, SUITE 2620, NEW YORK, NEW YORK 10170-0002

**ROSENBLATT SECURITIES INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2003**

ASSETS

| | |
|---|---|
| Cash & cash equivalents | $ 93,422 |
| Receivable from broker-dealers and clearing organization | 176,485 |
| Receivable from employees | 5,700 |
| Investment in RSI Europe | 62,093 |
| Furniture and equipment, net of accumulated depreciation of $ 797,908 | 179,993 |
| Prepaid expenses and other assets | 23,857 |
| TOTAL ASSETS | $ 541,550 |

LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accrued expenses | $ 319 |
| Payable to clients | 101,726 |
| TOTAL LIABILITIES | $ 102,045 |
| Stockholders' equity: | |
| Common stock, $1.00 par value, 20,000 shares authorized, 2,500 shares issued and outstanding | 2,500 |
| Additional paid-in-capital | 437,005 |
| Undistributed profits | -0- |
| TOTAL SHAREHOLDERS' EQUITY | $ 439,505 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 541,550 |

The accompanying notes are an integral part of the financial statements.

## ROSENBLATT SECURITIES INC
## NOTES TO THE FINANCIAL STATEMENTS
## DECEMBER 31, 2003

### NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Richard A. Rosenblatt & Co., Inc. (the "Company"), was established in 1979 as a New York Corporation, is a registered broker-dealer with the Securities and Exchange Commission, a member of the New York Stock Exchange and the National Association of Securities Dealers (NASD). Pursuant to an unanimous stockholder consent the Company changed its name to Rosenblatt Securities Inc as of October 25, 2002. Its primary business is to execute orders on the floor of the New York Stock Exchange primarily for other broker-dealers and institutional investors. The company is one of the leading "execution only" institutional brokers in the country, and is an industry leader in automated and manual execution techniques. With three seats on the New York Stock Exchange the Company has complete floor coverage to complement its state of the art upstairs trading facility. The Company formed a subsidiary corporation in Ireland, in 2003, to function as an introducing broker in an effort to expand its customer base outside the United States.

### NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(A) Commission revenue and related expenses are recorded on a settlement-date basis. Revenues and expenses would not be materially different if reported on a trade basis.

(B) Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on an accelerated basis over the estimated useful lives of the assets. Depreciation expense would not be materially different if calculated using the straight-line basis. For the year 2003 $ 38,228 of acquisitions were made for the upstairs trading facility and administrative offices.

(C) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**ROSENBLATT SECURITIES INC**
**NOTES TO THE FINANCIAL STATEMENTS**
**DECEMBER 31, 2003**

(D) For purposes of the Statement of Financial Condition, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are held for sale in the ordinary course of business.

(E) Pursuant to SFAS 115, par. 13 as amended by SFAS 130, par. 33 unrealized gains and losses on trading securities would be included in earnings. The Company had no unrealized gain or loss on "available for sale securities".

(F) All activity of the offshore subsidiary, "RSI Europe", is reflected in the operations (books and records) of the Company. The financial statements include the accounts of the Company and its wholly owned subsidiary.

(G) The investment in RSI Europe, is shown as an asset which is marked-to-market. Gains or losses resulting from foreign currency transactions are included in net income.

(H) For purposes of Focus Form X-17A-5 the Investment in RSI Europe is shown as a "other allowable credit" and not directly in shareholder equity. The equity in RSI is allowable in the computation of the Company's net capital since the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors as permitted by rule 15c3-1.

**NOTE 3: RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATION**

The receivable from other brokers represents commissions receivable from broker\dealers for whom the Company has executed trades primarily on the floor of the New York Stock Exchange during December 2003 and received in January 2004.

The receivable from clearing broker includes cash held by the clearing broker for the Company and commissions receivable from the clearing broker for trades executed by the Company through the clearing broker during December 2003 and received in January 2004.

In the normal course of business the Company executes, as agent, transactions on behalf of customers through a clearing broker. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market

value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers in the above situation. The Company's policy is to monitor its market exposure and customer risk. In addition, the Company has a policy of reviewing as considered necessary, the credit standing of each customer with which it conducts business.

## NOTE 4: RECEIVABLE FROM EMPLOYEES

Receivable from employees represents an amount due from a current employee. At December 31, 2003, the receivable totaled $ 5,700.

## NOTE 5: INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" Corporation pursuant to Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Law (Article 22 §660 (A)). Accordingly, no provision has been made for Federal and state income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholder(s). However, New York State imposes a franchise tax based upon the difference between the maximum rate of personal income tax and the article 9A corporate rate. The tax provision for 2003 is $ 100. Estimated tax payments in the amount of $ 100 were made during the year 2003.

The New York City Administrative Code does not recognize S Corporation status and imposes an alternative tax computed on approximately 30% of net income or loss plus an addback of officers compensation.. The provision for New York City income tax was $ 7,810 for 2003.

## NOTE 6: COMMITMENTS

The Company entered into a amended lease on March 20, 2003 pertaining to its office space at 20 Broad Street, 26th Floor, New York, New York 10005. The lease term expires on March 31, 2008.

The remaining term on the current lease is four years and three months with a monthly rental payable in advance in equal monthly installments of $ 6,777.34. In addition to the fixed annual rent for each lease year the Company is obligated to pay as additional rent an amount equal to the operating expense payment. The operating expense

payment is defined as the tenant's percentage of the amount by which the operating expenses of the landlord for a lease year exceed the operating expenses of the landlord for the base year 2003

Future minimum annual payments required as of December 31, 2003 over the term of the current lease are as follows:

| Year | Rental Amount |
|---|---|
| 2004 | $ 81,319.72 |
| 2005 | 81,319.72 |
| 2006 | 81,319.72 |
| 2007 | 81,319.72 |
| 2008 | 20,329.92 |
| Total | $ 345,608.80 |

In addition, the Company leases three New York Stock Exchange memberships which expire at varying periods during 2004. The approximate payments required as of December 31, 2003 over the remaining terms of the current leases amount to $397,917 as follows:

| New York Stock Exchange Membership | Remaining Terms | Total Remaining Obligation |
|---|---|---|
| 1 | 9 monthly payments of $ 17,500 | $ 157,500 |
| 2 | 11 monthly payments of $ 17,083.33 | $ 187,917 |
| 3 | 3 monthly payments of $ 17,500 | $ 52,500 |
| | Total remaining obligation | $ 397,917 |

In addition a New York Stock Exchange membership was mutually terminated on December 1, 2003. The terms of the lease termination was ten monthly payments of $ 2,000 commencing on December 1, 2003. As of December 31, 2003 nine monthly payments of $ 2,000 were remaining for a balance of $ 18,000.

## NOTE 7: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c-1 of the Securities and Exchange Commission which requires that net capital, as defined, shall be at least the greater of $ 100,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2003, the Company had net capital of $ 211,474 which exceeded the minimum net capital requirements of $ 100,000 by $ 111,474.

All customer transactions are cleared through other broker-dealer(s) on a fully disclosed basis, therefore the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

## NOTE 8: EXTRAORDINARY ITEMS

There was an action pending in the Supreme Court of the State of New York entitled Richard A. Rosenblatt & Co., Inc. v. The Davidge Division of S1 Corporation as successor in interest to Davidge Data Systems Corporation, in which the Company commenced an action against Davidge Data Systems Corp. (and its successor) for an estimated $3,000,000 in damages for the failure to deliver, install and maintain a back-up to a computer system required by the Company for the operation of its business. The Supreme Court dismissed the complaint as time barred. The Company appealed that dismissal to the Appellate Division, First Department which reinstated the complaint. The action was settled on January 22, 2003 with payment by the Defendant Davidge to Rosenblatt Securities Inc of $ 450,000 on February 5, 2003. All other claims by and between the parties were released. The settlement payment has been reported in income as "Extraordinary Items - Litigation Settlement" on the Statement of Operations.

The Company was directly affected by the events of the Terrorist Attack of September 11, 2001 on the World Trade Centers. The business loss incurred, for the period September 11, 2001 through December 31, 2001, in connection with the attack was $ 191,379.

On February 28, 2002 the Company applied for assistance pursuant to the "WTC Business Recovery Grant Program". The Company was granted $ 150,000 from the New York State Urban Development Corporation pursuant to the "WTC Business Recovery Grant Program" during 2002 and $ 47,250 during 2003. The grant is being reported as an extraordinary item since the event is not reasonably expected to recur in the foreseeable future in the environment in which the entity operates.

**NOTE 9: RETAINED EARNINGS - "PRIOR PERIOD ADJUSTMENT"**

A prior period adjustment was made to charge retained earnings in the amount of $439,371 to properly classify the amount as a contribution to paid in capital.